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                              April 22, 2022

       Marc Fogassa
       Chief Executive Officer and Chairman of the Board
       Brazil Minerals, Inc.
       Rua Bahia, 2463 , Suite 205
       Belo Horizonte , Minas Gerais 30.160-012
       Brazil

                                                        Re: Brazil Minerals,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 18,
2022
                                                            File No. 333-262399

       Dear Mr. Fogassa:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2022 letter.

       Form S-1/A Filed April 18, 2022

       Business, page 42

   1. We note your response to comment 1. Please revise to address the following with respect to your mineral
resource estimate as required by Item 1303(b)(3) of Regulation S-K:

                                                              Report resources
for each class of mineral resource (measured, indicated, and inferred).
                                                              Disclose
resources or reserves only for the portion attributable to your interest in the property.
                                                              Disclose the
price selected by the qualified person which provides a reasonable basis
 Marc Fogassa
Brazil Minerals, Inc.
April 22, 2022
Page 2
           for establishing the prospects of economic extraction.
             Disclose the selected point of reference of the mineral resource. Disclose the grade or quality of the mineral resource.
Exhibit Index, page 114

2. We note Exhibit 96.1 has been incorporated by reference and includes a technical report summary of the Rio Piracicaba project. Please revise your technical report summary to include disclosure required by Item 601(96)(iii)(B)(8)(iv), (10)(ii),
(11)(i)(specific point
       of reference), (11)(iii), (11)(v) and (11)(vii) of Regulation S-K.
3. Item 1302(a)(2) requires the registrant to determine if the qualified person meets the qualifications specified under the definition of qualified person. We were unable to locate a public list of members in good standing, as required by the definition of a qualified person, for the Geological Association of Canada or the Regional Council of Engineering
       and Agronomy of the state of Minas Gerais in Brazil as noted on page 11 of you technical report. Please advise.
       You may contact John Coleman, Mining Engineer, at 202-551-3610 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameMarc Fogassa
                                                              Division of
Corporation Finance
Comapany NameBrazil Minerals, Inc.
                                                              Office of Energy
& Transportation
April 22, 2022 Page 2
cc:       Peter J. Wilke
FirstName LastName